INVEST IN **MAGNOLIA FUND HTX**

Build Neighborhood Equity by Investing in Houston's Community-owned Food-maker Hub



It's Your Neighborhood, Own it.

magnolia.fund Houston, TX

B2B | Food & Beverage | Minority Founder | Brick & Mortar

Highlights

1. Community-owned commercial kitchen and food hub in Houston's East End.
2. 90% of founding investors are local residents, ensuring wealth stays within the community.
3. Multiple revenue streams projected from kitchen rentals, event spaces, and co-working areas.
4. Pioneering a new model of community-driven economic development and ownership.
5. Commitment to sustainable development with eco-friendly construction and operations.

Featured Investors



Estella Gonzalez
Syndicate Lead

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Invested $5,000

Born and raised in Second Ward; 18+ years in public service, including launching a small business incubator for immigrant entrepreneurs.

"I'm excited and honored to be able to invest in Magnolia Fund. I was born and raised in Second Ward and this is a great opportunity to own a piece of the neighborhood. Ownership matters. This project is a way to do economic development differently - from the ground up. Us, the residents, those who have families and generations of families in the community, can be part of the new development in the area. Every little bit raised by this community round shows that neighborhood residents want to be involved and want a voice in their neighborhood development. I am excited for the future of Magnolia!"

Other investors include Erica Garcia, Estella Gonzalez & 62 more

Our Team



Erik Ibarra
Founder

Bootstrapped lab testing startup to a multi-million dollar (ARR) health-tech company and raised in the East End.



Marcelo Garcia III
Co-Founder Emeritus

An East End native who served his community as a real estate investor and firefighter until making the ultimate sacrifice in the line of duty. (1982-2024)



Graciela G Saenz
Advisor, Board Governance

First Latina to be elected at-large position, Houston City Council. Attorney with over 35 years of legal services in start ups and nonprofits.



Veronica Juarez Advisor, Fund Formation

Managing Partner at Dahlia VC, former Lyft Exec, Fast Company's Most Creative Person in Business.



Estella Gonzalez Advisor, Equitable Economic Development

Born and raised Second Ward; 18+ yrs in public service, including launch of small business incubator for immigrant entrepreneurs; CHCI Alumni, NALCAB Colegio Fellow, & current Executive Director at Harris County Department of Economic Equity & Opportunity



Victoria Elizondo Advisor

Founder of Cochinita & Co., Victoria brings hands-on experience in navigating the challenges of restaurant ownership, catering, and certified food manufacturing.



Robert Lopez Advisor

Founder of Kickin' Kombucha, Robert has expertise in kitchen incubators, food manufacturing, and scaling consumer beverage brands to major retailers.



Jesse Martinez Advisor, Ecosystem Builder

Tech Founder, Tech Investor & 25 Years in Silicon Valley

Local growth should benefit local people

In Houston's East End, a neighborhood with rich history and culture, traditional real estate projects often lead to wealth leaving the community rather than empowering it.

Magnolia Fund HTX is here to break that cycle. We believe that **local growth should directly benefit local people.**

Our mission is to **create a model where community development is synonymous with community ownership,**

allowing residents to profit from their neighborhood's success rather than be pushed out by it.

BUILDING A COMMUNITY-OWNED KITCHEN IN THE HEART OF THE EAST END

Magnolia Fund HTX is on a mission to build a **community-owned commercial kitchen and food-maker hub** in the heart of the East End. This project will bring together food-makers, entrepreneurs, and residents in a shared, vibrant space.

With plans for an innovative shared **commercial kitchen,** expansive co-working and event areas, we're giving local food-makers and families a central place to gather, grow, and celebrate what makes the East End unique. We're building **a catalyst for local talent,** creating a sustainable ecosystem that strengthens the community.

COMMUNITY INVESTORS, COMMUNITY PROSPERITY

Magnolia Fund HTX doesn't just serve the East End community; **it's owned by it.** With **90% of our founding investors from the neighborhood,** we're creating a powerful model of economic inclusion.



90% of our
Founding Investors
Are From the
Neighborhood

When East End residents invest in their own neighborhood's growth, they gain more than financial returns—they're **building a direct stake in the future prosperity of their community.**

For investors, this is a rare opportunity to support a project that **keeps wealth close to home, strengthening the local economy from within.**

WE'RE ALREADY MAKING IT HAPPEN

Magnolia Fund HTX has:

- **Raised over $250k from local Houston investors, with 90% having direct ties to the East End.**
- **Partnered with local businesses**, establishing a foundation for community-centered growth
- **Signed letters of intent with future kitchen members** eager to bring their businesses to the East End project.

Backed by **strong support from residents and local entrepreneurs**, we're turning community ownership into reality.

REVENUE STREAMS BUILT FOR SUSTAINABILITY

Magnolia Fund HTX's multi-functional project is designed to create **sustainable revenue** across several key areas:

- **Commercial kitchen space** for local food makers who rely on affordable, shared kitchen facilities
- **Event space and co-working memberships** for local businesses and organizations, bringing in steady income

- **Leased food and beverage spaces** that attract both locals and visitors, establishing the property as a community destination

Each revenue stream supports our vision of a **financially self-sustaining community hub,** reinforcing our commitment to long-term economic stability.

Future projections cannot be guaranteed.

Expanding impact beyond the kitchen


Timeline
Building Equity
How we finance our project is just as important as how we build it. Magnolia Fund HTX is reserving space for members of our community to participate in the equity ownership of our property.
Private Raise
Jan '24 - Sep '25
$2.25M equity raise from initial investors who live, work or have a significant connection to the East End. $260k raised as of 12/31/24
Community Raise
Closes June '25
$250K equity crowdfunding raise from members of the community investing as little as $100.
Open Doors
Targeting Spring '26
Planning, architecture, permitting, and construction to commerce once funding is secured.
2024
2025
2026

The Community Owned Kitchen is one part of a larger vision for the project. Our ideal commercial property would include space to host:

- **A 2,000 sq ft Commercial Kitchen** - Providing commercial grade kitchen space, food prep and storage space as well as access to mentors and training to help food-makers level up. s
- **Storefront and Co-working** - A proving ground for food-makers to pop-up or serve on site while also supporting local entrepreneurs with office-like amenities and meeting space.
- **Indoor & Outdoor Venue Space** - Encouraging

programming, classes and special events to support community needs as well as major upcoming events and activations (e.g., World Cup ‘26, Astros, Rockets, and Texans games).

By expanding, we not only increase revenue potential but deepen our impact, creating more opportunities for local ownership and reinvesting profits back into the communities that need it most. Investors today will also be owners in the future of the entire property.

A COMMITMENT TO SUSTAINABILITY FOR FUTURE GENERATIONS

Magnolia Fund HTX believes that **responsible development means considering our environmental impact.** Our campus will be designed with sustainability at its core, including:

- **Energy-efficient building materials** that reduce waste and operational costs
- **Waste reduction practices** that support a cleaner, healthier environment
- **Support for local food producers** to reduce environmental impact and promote local economy

By minimizing our environmental footprint, **we're creating a community asset that future generations can take pride in.** This commitment to sustainability isn't just good for business; **it's essential for building a lasting legacy in the East End.**

INVEST IN A COMMUNITY-FIRST MODEL FOR WEALTH CREATION

Magnolia Fund HTX is **pioneering a groundbreaking approach to creating wealth for a community** that has long been excluded from its own economic growth.

We're giving residents the chance to reclaim ownership, share in the profits, and create lasting impact right where they live. By investing in Magnolia Fund HTX, you're joining a movement that **redefines community-driven development, building sustainable wealth from the ground up.**

Invest in Magnolia Fund today and support a future where **prosperity is shared, and success is community-owned.**

Property Strategy for Magnolia Fund

Our next steps are to evaluate all available properties that meet our criteria in the East End. This includes neighborhoods such as Magnolia Park, 2nd Ward (Segundo Barrio) and others within the greater East End. We are considering spaces of 5,000 sq ft or larger. We are looking for space that can host our community kitchen, storefront space for food-makers and community space to hold events.

How does this investment work and how do you receive a return?

By investing in Magnolia Fund, you are becoming a non-managing member of Magnolia Fund HTX, LLC which grants you interest in the company. How much interest you have depends on how much we raise, up to $2.5M including off-Wefunder investors. For example, if we raise the full $2.5M and you invest $10k, you will own 0.4% interest.

When we open doors to our shared kitchen and payments for costs, taxes, and contingencies have been made, we can start making distributions to investors. Please note that the timing and number of distributions is determined by the Manager in its sole discretion. *That means that there is no guaranteed timing for investment returns and it is possible to never receive a return on this investment.*

Once we have generated sufficient cash flow, the first available funds go entirely to the investors. **First, investors will**

receive 100% of their initial investment back. Then, investors will receive distributions until they receive an **8% Return on Investment per year**. Distributions will be made proportionally to an investor's percentage interest in the company. **This 8% return will continue year over year for the life of the fund.**

After the initial return of capital to investors and the 8% return per year, 100% of distributed cash flow will go to the fund Manager, until the Manager has received distributions equal to 20% of all distributions made to such date. Any available funds after that are split 70/30 with 70% going to investors.

Investors will continue to receive 8% return income over the entire profit-earning life of the fund, until the property is sold or if there is a subsequent fund created for initial investors to exit.

Future projections are not guaranteed.